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                              September 8, 2023

       Dr. Amina Odidi
       President
       Intellipharmaceutics International Inc.
       30 Worcester Road
       Toronto, Ontario M9W 5X2

                                                        Re:
Intellipharmaceutics International Inc.
                                                            Form 20-F for the
fiscal year ended November 30, 2022
                                                            Filed June 14, 2023
                                                            File No. 000-53805

       Dear Dr. Amina Odidi:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the fiscal year ended November 30, 2022

       General, page 1

   1. You disclose on page 32 that "The Company filed the November 2022 annual financial statements, MD&A and
required certifications as well as the Q1 2023 interim financial statements, MD&A and
required certifications June 5, 2023 meeting the 90-day deadline."
                                                        Please address the
following:
                                                            Tell us where your
Q1 2023 interim financial statements have been filed or have been made publicly
available.
                                                            To the extent such
financial statements have not be filed with your Canadian
                                                             regulator, revise
this section accordingly and to discuss the implications of not filing on a timely basis.
                                                            Tell us how you
evaluated whether you are current under the quarterly reporting requirements under
Exchange Act Rules 13a-13 and 15d-13, and revise to discuss the implications of
not filing on a timely basis.
 Dr. Amina Odidi
FirstName  LastNameDr.    Amina Odidi
Intellipharmaceutics International Inc.
Comapany 8,
September   NameIntellipharmaceutics
              2023                      International Inc.
September
Page  2    8, 2023 Page 2
FirstName LastName
Revenue, page 55

2.       Revise to address the following:
             Revise your Operating and Financial Review and Prospects section to more clearly discuss the reasons for the changes in each of your revenue line items between the periods presented, specifically including why no revenue was recognized during the year ended November 30, 2021.
             Please describe and quantify the specific factors underlying the "increase in gross-to-
             net deductions" for each period presented.
             As part of your response, confirm the extent to which Par Pharmaceuticals offsets these deductions against your profit share payments with no further adjustment in subsequent periods, explain why these deductions exactly offset associated profit share payments for FY2021, and quantify the trend in these deductions expected to occur in future periods.
Item 5. Operating and Financial Review and Prospects
A. Operating Results
Year ended November 30, 2022 compared to the year ended November 30, 2021 Research and Development, page 56

3. Revise to address the following regarding your research and development expenses:
             For each period presented, revise to provide a breakdown of your research and development expense by product candidate.
             To the extent you do not allocate some or all of your research and development expense by product candidate, revise to disclose that fact, and provide a breakdown of your unallocated expenses by type or nature of expense. The total of these breakdowns should reconcile to the research and development expenses shown on your Statement of Operations.
             You disclose on page 56 that "The higher R&D expense during the year ended
             November 30, 2021 was due to the allocation of losses on royalty payments for generic Focalin XR ." Revise to clarify what you are referring to here.
             To these extent such royalty payments are related to products which have received regulatory approval and for which you are reporting licensing revenues, tell us how you determined such payments represent research and development expense as opposed to cost of revenues.
Exhibits
Cerrtifications, page 120

4. Your certifications provided in your Form 20-F improperly reference Amendment No. 1.
         Please amend your filing to include corrected certifications that reference the current filing.

         In closing, we remind you that the company and its management are responsible for the
 Dr. Amina Odidi
Intellipharmaceutics International Inc.
September 8, 2023
Page 3

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Wyman at 202-551-3660 or Kevin Vaughn at 202-551-3494 with any questions.



FirstName LastNameDr. Amina Odidi                         Sincerely,
Comapany NameIntellipharmaceutics International Inc.
                                                          Division of
Corporation Finance
September 8, 2023 Page 3                                  Office of Life
Sciences
FirstName LastName